Exhibit 99.1

Independent Auditor’s Report

To the Board of Directors

Globe All India Services Limited

Opinion

We have audited the financial statements of Globe All India Services Limited (the Company), which comprise the Statement of Financial Position as at March 31, 2024, the Statement of Profit and Loss including Other Comprehensive Income, the Statement of Changes in Equity and the Statement of Cash Flow for the year then ended, and notes to the special purpose financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as “the Special Purpose Financial Statements”).

In our opinion, and to the best of our information and according to the explanations given to us, the accompanying special purpose financial statements give a true and fair view of the state of affairs of the Company as at March 31, 2024, and of its results of operations and its cash flows for the year then ended in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Companies Act, 2013. Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Special Purpose Financial Statements” section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Companies Act, 2013 (the “Act”) and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of matter - Basis of Preparation and Restriction on Use and Distribution

We draw attention to Note 1B to the special purpose financial statements, which describes the basis of preparation. The Company was subsidiary of Ramkrishna Forgings Limited upto September 10, 2024, w.e.f September 11, 2024, the Company became subsidiary of Yatra Online Limited (“Yatra”). Subsequent to the acquisition by Yatra, the special purpose financial statements are prepared to assist Yatra to file Form 6-K with U.S Securities and Exchange Commission (“SEC”). As a result, the special purpose financial statements may not be suitable for another purpose. Our report is intended solely for the Company and Yatra for the purpose of filing 6-K with SEC and should not be distributed to or used by any other person or for any other purpose. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this report is shown or into whose hands it may come without our prior consent in writing. Our opinion is not modified in respect of this matter.

Other Matter

The financial information of the Company for the year ended March 31, 2024 and March 31, 2023 and the transition date opening balance sheet as at April 1, 2022 included in these special purpose financial statements, are based on the previously issued statutory financial statements for the years ended March 31, 2024, March 31, 2023 and March 31, 2022 prepared in accordance with the Indian Accounting Standards (“Ind AS”) specified under Section 133 of the Act which were audited by us, on which we expressed an unmodified opinion dated April 27, 2024, April 26, 2023 and April 29, 2022 respectively. Those financial statements have been adjusted to give effect of regrouping of certain financial statement line items, as described in the Note 41, 41A, 42 and 42A of special purpose financial statements, on transition to the International Financial Reporting Standards, which have been audited by us. Our opinion is not modified in respect of this matter.

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Responsibilities of Management and Those Charged with Governance for the Special Purpose Financial Information

The Board of Directors of the Company is responsible for the preparation and presentation of the special purpose financial statements that give a true and fair view of the state of affairs, results of operations and cash flows of the Company in accordance with the International Financial Reporting Standards; this includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the special purpose financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the special purpose financial statements, the Board of Directors is also responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Special Purpose Financial Statements

Our objectives are to obtain reasonable assurance about whether the special purpose financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these special purpose financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the special purpose financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the special purpose financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

/s/ JKVS & Co

July 30, 2025

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Globe All India Services Limited

Special Purpose Statement of financial position as at March 31, 2024

(Amount in thousands, except per share data and number of shares)

	Notes	March 31, 2023	March 31, 2024
		INR	INR	USD
Assets
Non-current assets
Property, plant and equipment	16	25,787	25,991	310
Right-of-use assets	17	243	-	-
Intangible assets	18	2,382	2,879	34
Prepayments and other assets	19	314	2,945	35
Other financial assets	20	3,591	3,374	40
Deferred tax assets	21	6,757	2,492	30
Total non-current assets		39,074	37,681	449

Current assets
Inventories	22	62	-	-
Trade and other receivables	23	7,67,124	9,15,783	10,923
Prepayments and other assets	19	1,36,900	2,97,527	3,549
Income tax recoverable		30,806	19,724	235
Other current financial assets	24	3,417	3,417	42
Term deposits	25	12,472	221	3
Cash and cash equivalents	26	1,484	6,846	82
Total current assets		9,52,265	12,43,518	14,834
Total assets		9,91,339	12,81,199	15,283

Equity and liabilities
Equity
Share capital	27	47,877	47,877	572
Share premium	27	1,46,885	1,46,885	1,752
Accumulated deficit		(88,456)	(6,581)	(79)
Foreign currency translation reserve		-	-	-
Total equity		1,06,306	1,88,181	2,245

Non-current liabilities
Borrowings	29	66,647	2,62,857	3,136
Lease liabilities	30	-	-	-
Employee benefits	31	8,305	14,621	174
Total non-current liabilities		74,952	2,77,478	3,310

Current liabilities
Borrowings	29	4,32,301	2,81,926	3,363
Trade and other payables	32	2,69,706	3,95,360	4,716
Employee benefits	31	165	264	3
Contract liabilities	33	64,020	85,495	1,020
Lease liabilities	30	278	-	-
Other financial liabilities	34	18,444	21,926	261
Other current liabilities	35	25,167	30,569	365
Total current liabilities		8,10,081	8,15,540	9,728
Total liabilities		8,85,033	10,93,018	13,038
Total equity and liabilities		9,91,339	12,81,199	15,283

The accompanying notes are an integral part of the special purpose financial statements.

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Globe All India Services Limited

Special Purpose Statement of profit or loss and other comprehensive loss for year ended March 31, 2024

(Amount in thousands, except per share data and number of shares)

		Financial Year ended March 31,	Financial Year ended March 31,
	Notes	2023	2024
		INR	INR	USD

Revenue
Rendering of services	7	21,48,941	25,22,464	30,090
Total revenue		21,48,941	25,22,464	30,090

Other income	8	3,049	5,143	61

Service cost		17,53,871	20,32,584	24,247
Personnel expenses	9	1,32,737	1,95,511	2,332
Marketing and sales promotion expenses		5,344	8,330	99
Other operating expenses	10	1,43,348	1,08,675	1,296
Depreciation and amortization	11	2,872	3,559	42
Results from operations		1,13,818	1,78,948	2,135

Finance income	12	2,159	3,333	40
Finance cost	13	49,845	69,300	827
Profit before exceptional items and taxes		66,132	1,12,981	1,348
Exceptional items		-	-	-
Profit before taxes		66,132	1,12,981	1,348
Tax expense	14	(22,651)	(29,660)	(354)
Profit for the year		43,481	83,321	994

Other comprehensive income/(loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement loss on defined benefit plan	28	(951)	(1,446)	(17)

Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences (loss)/gain		-	-	-
Other comprehensive loss for the period, net of tax		(951)	(1,446)	(17)
Total comprehensive income for the period, net of tax		42,530	81,875	977

Earnings per share	15
Basic		9.08	17.40	0.21
Diluted		9.08	17.40	0.21

Weighted average number of shares
Basic		47,87,650	47,87,650	47,87,650
Diluted		47,87,650	47,87,650	47,87,650

The accompanying notes are an integral part of the Special Purpose Financial Statements.

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Globe All India Services Limited

Special Purpose Statement of cash flows for year ended March 31, 2024

(Amount in thousands, except per share data and number of shares)

	March 31,	March 31,
	2023	2024
	INR	INR	USD
Cash flows from operating activities:
Profit before tax	66,132	1,12,981	1,355
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization	2,872	3,559	43
Interest income	(2,159)	(3,333)	(40)
Interest costs	49,845	69,300	832
Lease Rent Paid	318	292	(3)
Trade and other receivables provision / written-off	70,384	10	-
Working capital changes:
Increase in trade and other receivables	(3,23,421)	(3,11,710)	(3,740)
Decrease in inventories	214	62	1
(Decrease) / Increase in trade and other payables	(22,203)	1,56,011	1,872
Decrease in Lease liabilities	(279)	(279)	(3)
Increase in Employee benefits	1,745	4,483	54
Direct taxes Paid	(8,327)	(13,824)	(167)

Net cash (used in)/ from operating activities	(1,64,879)	17,552	204
Cash flows from investing activities:
Purchase of property, plant and equipment	(5,916)	(4,028)	(48)
Investment in term deposits	(3,427)	-	-
Proceeds from term deposits	-	12,251	147
Interest received	2,159	3,333	40
Net cash (used in)/ from investing activities	(7,184)	11,556	139
Cash flows from financing activities:
Proceeds of borrowings	3,85,262	2,58,122	3,097
Repayment of borrowings	(1,68,606)	(2,12,288)	(2,547)
Payment of Lease Liability	(318)	(279)	3
Payment of Bank Charges	(4,667)	(8,315)	(100)
Interest paid on borrowings	(45,139)	(60,973)	(732)
Interest paid on lease liability	(38)	(13)	-

Net cash from/ (used in) financing activities	1,66,494	(23,746)	(279)
Net (decrease)/increase in cash and cash equivalents	(5,569)	5,362	64
Cash and cash equivalents at the beginning of the year	7,053	1,484	18
Closing cash and cash equivalents at the end of the year	1,484	6,846	82
Components of cash and cash equivalents:
Cash on hand	1,069	599	7
Balances with banks	-		-
On current account	415	6,247	75
Total cash and cash equivalents	1,484	6,846	82

Changes in liabilities arising from financing activities

Particulars	As at 1st April 2023	Cash Flow	Other Changes	As at March 31, 2024
Non current borrowings	66,647	1,96,210	-	2,62,857
Current Borrowings	4,32,301	(1,50,375)	-	2,81,926
Total liabilities from financing activities	4,98,948	45,835	-	5,44,783

Particulars	As at 1st April 2022	Cash Flow	Other Changes	As at March 31, 2023
Non current borrowings	96,187	(29,540)	-	66,647
Current Borrowings	1,86,104	2,46,197	-	4,32,301
Total liabilities from financing activities	2,82,291	2,16,657	-	4,98,948

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Globe All India Services Limited

Special Purpose Statement of Changes in Equity for the year ended March 31, 2024

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Company
	Equity share capital (Note 27)	Equity share premium (Note 27)	Accumulated deficit	Total
Balance as at April 1, 2022	47,877	1,46,885	(1,30,986)	63,776
Effect of adoption of new accounting standards	-	-	-	-
Balance as at April 1, 2022	47,877	1,46,885	(1,30,986)	63,776
Profit for the period	-	-	43,481	43,481
Other comprehensive loss
Foreign currency translation differences loss	-	-	-	-
Remeasurement loss on defined benefit plan			(951)	(951)
Total other comprehensive loss	-	-	(951)	(951)
Total comprehensive income	-	-	42,530	42,530
Balance as at March 31, 2023	47,877	1,46,885	(88,456)	1,06,306
Profit for the period	-	-	83,321	83,321
Other comprehensive loss
Foreign currency translation differences loss	-	-	-	-
Remeasurement loss on defined benefit plan	-	-	(1,446)	(1,446)
Total other comprehensive loss	-	-	(1,446)	(1,446)
Total comprehensive income	-	-	81,875	81,875
Balance as at March 31, 2024	47,877	1,46,885	(6,581)	1,88,181

The accompanying notes are an integral part of the Special Purpose Financial Statements.

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Globe All India Services Limited

Notes to the special purpose financial statements for the period ended March 31, 2024

(Amount in thousands, except per share data and number of shares)

1	Overview

GLOBE ALL INDIA SERVICES LIMITED (“the Company”) is an Unlisted Public Limited company domiciled in India and incorporated under the provisions of the Companies Act, 1956 having its registered office at Ramkrishna Chambers, 72 Shakespeare Sarani, Kolkata – 700 017. The company is engaged in the corporate travel business since 1994 and has been one of the top-notch Travel Management Company. The wide national presence in all major cities also became a major USP of Globe wherein corporate clients enjoy seamless service delivery with local expertise and in personalized manner.

The special purpose financial statements (hereinafter the “Special Purpose Financial Statements” or “Financial Statements”) of the Company for the year ended March 31, 2024 were approved for issue in accordance with the resolution of the Board of Directors on July 30, 2025.

1A	New Accounting Standards and Interpretations Issued Effective from April 1, 2023

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after April 1, 2023. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2, “Making Materiality Judgments”. The amendments provide guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The Company adopted the amendments to IAS 1 effective as of April 1, 2023. The amendments did not result in any changes in the accounting policies themselves, nor they had any impact on recognition, measurement or presentation of any items in these financial statements. However, they impacted the accounting policy information disclosed in note 2 of these financial statements.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, in which it introduced a new definition of ‘accounting estimates’. The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

These amendments had no impact in these financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May 2021, the IASB issued amendments to IAS 12 “Income Taxes”, which narrowed the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities.

These amendments had no impact in these financial statements.

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International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12

In May 2023, the IASB issued “International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12)”, which amended IAS 12, “Income Taxes” to include affects arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Cooperation and Development (“OECD”). The amendments give companies temporary relief from accounting for deferred tax impacts arising from the OECD international tax reform.

The amendments to IAS 12 introduced include:

● A mandatory temporary exception to the recognition and disclosure of deferred tax impacts arising from the jurisdictional implementation of the Pillar Two model rules; and
● Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation.

The mandatory temporary exception – the use of which is required to be disclosed – applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after January 1, 2023.

These amendments had no impact in these financial statements.

1B	Basis of Preparation

The Company was subsidiary of Ramkrishna Forgings Limited upto September 10, 2024, w.e.f September 11, 2024, the Company became subsidiary of Yatra Online Limited (“Yatra”). Subsequent to the acquisition by Yatra, the Company is required to file Form 6-K with U.S Securities and Exchange Commission. Accordingly, the Company has prepared this special purpose financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for filing of Form 6-K.

For all periods up to and including the year ended March 31, 2024, the Company has prepared its financial statements in accordance with Indian Accounting Standards (IND AS) notified under Section 133 of the Companies Act, 2013 (the “Act”). These special purpose financial statements for the year ended March 31, 2024 are the first financial statements the Company which has prepared in accordance with IFRS. Refer to Note 41 and 42 for information on how the Company adopted IFRS.

The financial statements have been prepared and presented on a going concern basis and under the historical cost convention on the accrual basis, except for certain financial instruments, defined benefit plans which is measured at fair value or amortised cost at the end of each reporting period.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions

All assets and liabilities have been classified as current and non-current as per the Company’s normal operating cycle. Based on the nature of services rendered to customers and time elapsed between deployment of resources and the realisation in cash and cash equivalents of the consideration for such services rendered, the Company has considered an operating cycle of 12 months.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The Company determines materiality depending on the nature or magnitude of information, or both. Information is material if omitting, misstating or obscuring it could reasonably influence decisions made by the primary users, on the basis of those financial statements.

The financial statements have been presented in Indian Rupees (INR), which is the Company’s Functional and Reporting Currency.

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2	Significant accounting judgments, estimates and assumptions

The preparation of financial statements in conformity with the recognition and measurement principles of IFRS requires management of the Company to make estimates and judgements that affect the reported balances of assets and liabilities, disclosures of contingent liabilities as at the date of financial statements and the reported amounts of income and expenses for the periods presented. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and future periods are affected.

The Company uses the following critical accounting judgements, estimates and assumptions in preparation of its financial statements:

i. Employee Benefits - The Company’s post-employment benefits include defined benefits plan and defined contribution plans. The Company also provides other benefits in the form of deferred compensation and compensated absences.

Under the defined benefit retirement plan, the Company provides benefit in the form of Gratuity under the Payment of Gratuity Act 1972 (India). Under the plan, a lump sum payment is made to eligible employees at retirement or termination of employment based on respective employee’s salary and years of service with the Company.

For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognized as an asset or liability in the statement of financial position. Scheme liabilities are calculated using the projected unit credit method and applying the principal actuarial assumptions as at the date of statement of financial position. Plan assets are assets that are qualifying insurance policies.

All expenses, excluding remeasurements of the net defined benefit liability (asset), in respect of defined benefit plans are recognized in profit or loss as incurred. Remeasurement, comprising actuarial gains and losses and the return on the plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through OCI (Other comprehensive income) in the period in which they occurred. The remeasurements are not re-classified to profit or loss in subsequent years.

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The Company’s contribution to defined contribution plans are recognized in profit or loss as and when the services are rendered by employees. The Company has no further obligations under these plans beyond its periodic contributions.

The employees of the Company are entitled to compensated absences. The employees can carry forward up to the specified portion of the unutilized accumulated compensated absences and utilize it in future periods or receive cash at retirement or termination of employment. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The Company measures the expected cost of compensated absences as the additional amount that the Company expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period. The Company recognizes accumulated compensated absences based on actuarial valuation. Any actuarial gains or losses are recognized in OCI (Other comprehensive income) in the period in which they arise. Non-accumulating compensated absences are recognized in the period in which the absences occur.

ii. Provision for income tax and deferred tax assets - The Company uses judgements based on the relevant rulings in the areas of allocation of revenue, costs, allowances, and disallowances which is exercised while determining the provision for income tax. Deferred income tax expense is calculated based on the differences between the carrying value of assets and liabilities for financial reporting purposes and their respective tax basis that are considered temporary in nature. Valuation of deferred tax assets is dependent on management’s assessment of future recoverability of the deferred benefit. Expected recoverability may result from expected taxable income in the future, planned transactions or planned tax optimizing measures. Economic conditions may change and lead to a different conclusion regarding recoverability.

iii. Fair Value Measurements - The Company applies valuation techniques to determine the fair value of financial instruments (where active market quotes are not available) and non-financial assets. This involves developing estimates and assumptions consistent with the market participants to price the instrument. The Company’s assumptions are based on observable data as far as possible, otherwise on the best information available. Estimated Fair values may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

iv. Provisions and contingent liabilities - The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting period and are adjusted to reflect the current best estimates. The Company uses significant judgements to assess contingent liabilities.

v. Revenue Recognition - The Company receives incentives from Global Distribution System (“GDS”) providers and Airlines for achieving minimum performance thresholds of ticket segments sales over the term of the agreement. The Company does not have a right to payment until the ticket segment thresholds as agreed are met. The variable considerations (i.e. incentives) to be included in the transaction price is estimated at inception and adjusted at the end of each reporting period as additional information becomes available only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. For doing such assessment, management considers various assumptions which primarily includes the Company’s estimated air ticket sales growth rates and the impact of marketing initiatives on the Company’s ability to achieve sales targets set by the GDS providers and Airlines. These assumptions are forward looking and could be affected by future economic and market conditions.

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vi. Leases - The Company evaluates if an arrangement qualifies to be a lease as per the requirements of IFRS 16. Identification of a lease requires significant judgement. The Company uses significant judgement in assessing the lease term (including anticipated renewals) and the applicable discount rate. The Company determines the lease term as the non-cancellable period of a lease, together with both periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option. In assessing whether the Company is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, it considers all relevant facts and circumstances that create an economic incentive for the Company to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Company revises the lease term if there is a change in the non-cancellable period of a lease. The discount rate is generally based on the incremental borrowing rate specific to the lease being evaluated or for a portfolio of leases with similar characteristics.

vii. Useful lives of property, plant and equipment and intangible assets - Management reviews its estimate of the useful lives of depreciable/ amortisable assets at each reporting date, based on the expected utility of the assets. Uncertainties in these estimates relate to technical and economic obsolescence that may change the utility of IT equipment, software and other plant and equipment. This reassessment may result in change in depreciation expense in future periods.

viii. Recoverability of advances/receivables - At each Balance Sheet date, based on discussions with the respective counter-parties and internal assessment of their credit worthiness, the management assesses the recoverability of outstanding receivables and advances. Such assessment requires significant management judgment based on financial position of the counter-parties, market information and other relevant factors.

3	Material Accounting Policies

i. Property, plant and equipment- Property, plant and equipment is stated at acquisition cost net of accumulated depreciation and accumulated impairment losses, if any. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The cost of an item of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates, any directly attributable cost of bringing the item to its working condition for its intended use and estimated costs of dismantling and removing the item and restoring the site on which it is located.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognized.

Depreciation is calculated on straight line basis using the rates arrived at based on the estimated useful lives of the assets as follows:

Items of Property, Plant and Equipment	Useful life (Years)
Office Building	60
Furniture & fixtures	1-10
Vehicles	10
Office equipments	1-20
Computer	3-6
Air Conditioning Machines	10

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The useful lives, residual values and depreciation method of PPE are reviewed, and adjusted appropriately, at-least as at each reporting date so as to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from these assets. The effects of any change in the estimated useful lives, residual values and / or depreciation method are accounted prospectively, and accordingly the depreciation is calculated over the PPE’s remaining revised useful life.

ii. Intangible assets- Intangible assets acquired are reported at cost less accumulated amortization and accumulated impairment losses, if any. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Intangible asset is amortized over their estimated useful life using straight line method which reflects the pattern in which the economic benefits are expected to be consumed, Computer Software having useful life of 5 years and Online Portal Website Development having useful life of 2-5 years.

iii. Financial Assets- All financial assets are recognised on trade date when the purchase of a financial asset is under a contract whose term requires delivery of the financial asset within the timeframe established by the market concerned. Financial assets are initially measured at fair value, plus transaction costs, except for those financial assets which are classified at fair value through profit or loss (FVTPL) at inception. All recognised financial assets are subsequently measured in their entirety at either amortised cost or fair value.

The Company derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

The Company assesses at each date of balance sheet whether a financial asset or a group of financial assets is impaired. IFRS 9 requires expected credit losses to be measured through a loss allowance.

Classification of financial assets

Financial assets are classified as ‘equity instrument’ if it is a non-derivative and meets the definition of ‘equity’ for the issuer (under IAS 32 Financial Instruments: Presentation). All other non-derivative financial assets are ‘debt instruments’.

Initial Recognition and Subsequent Recognition

a) Amortised Cost

Financial assets are subsequently measured at amortised cost using the effective interest method, if these financial assets are held within a business whose objective is to hold these assets in order to collect contractual cash flows and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company may irrevocably elect at initial recognition to classify a debt instrument that meets the amortised cost criteria above as at FVTPL if that designation eliminates or significantly reduces an accounting mismatch had the financial asset been measured at amortised cost.

b) Fair value through other comprehensive income (FVTOCI)

Financial assets are measured at fair value through other comprehensive income if these financial assets are held within a business whose objective is achieved by both collecting contractual cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding and selling financial assets.

c) Fair value through profit and loss (FVTPL)

Financial assets are measured at fair value through profit or loss unless they are measured at amortised cost or at fair value through other comprehensive income on initial recognition. The transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through profit or loss are immediately recognised in statement of profit and loss.

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Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a Company of similar financial assets) is primarily derecognized (i.e., removed from the Company’s special purpose statement of financial position) when:

● The rights to receive cash flows from the asset have expired
Or
● The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either

(a) the Company has transferred substantially all the risks and rewards of the asset, or
(b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass- through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of financial assets

The Company recognized an allowance for expected credit losses (ECLs) for all financial assets which are debts instruments and not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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iv. Income Taxes- Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities using a weighted average probability.

Deferred tax

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the period

Current and deferred tax are recognised in the statement of profit and loss, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognised in other comprehensive income or directly in equity, respectively.

v. Trade and other receivables- Trade and other receivables are measured at their transaction price unless it contains a significant financing component in accordance with IFRS 15. Trade receivables are held with the objective of collecting the contractual cash flows and therefore are subsequently measured at amortised cost less loss allowance, if any.

The company uses a provision matrix to calculate ECLs for trade receivables. The provision matrix is initially based on the Company’s historical observed default rates. The company calibrates the matrix to adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

vi. Cash and cash equivalents- The Company considers all highly liquid investments, which are readily convertible into known amounts of cash that are subject to an insignificant risk of change in value, to be cash equivalents. Cash and cash equivalents consist of balances with banks which are unrestricted for withdrawal and usage.

vii. Share capital- An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

viii. Share premium- Securities Premium is a sum equal to the aggregate amount of the premium received on issue of shares.

ix. Accumulated surplus/(deficit)- Amount represents accumulated profit and losses of the company as on reporting date. Such profits and losses are after adjustment of payment of dividend, transfer to any reserves as statutorily required.

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x. Financial Liabilities- Financial liabilities are recognised when the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial liabilities (other than financial liabilities at fair value through profit or loss) are deducted from the fair value measured on initial recognition of financial liability. They are measured at amortised cost using the effective interest method. The Company derecognises financial liabilities when, and only when, the Company’s obligations are discharged, cancelled, or have expired.

Subsequent measurement The measurement of financial liabilities depends on their classification. Gain or loss on Financial liabilities at fair value through profit or loss is routed through profit or loss. For Loans and borrowing, after initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. The EIR amortization is included as finance costs in profit or loss. This category applies to interest-bearing borrowings, trade and other payables.

xi. Employee benefits- A liability is recognised for benefits accruing to employees in respect of wages and salaries in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

Retirement benefit costs and termination benefits

Payments to defined contribution retirement benefit plans are recognised as an expense when employees have rendered service entitling them to the contributions. For defined benefit retirement plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields of government bonds having terms approximating to the terms of related obligation.

Other Long-term employee benefits

Liabilities recognised in respect of other long term employee benefits such as annual leave and sick leave are measured at the present value of the estimated future cash outflows expected to be made by the Company in respect of services provided by employees up to the reporting date. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit retirement plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the statement of profit and loss in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(a) Gratuity Plan

Funded scheme

The Company has a defined benefit gratuity plan for its employees (“Gratuity Scheme”). The gratuity plan is governed by the Payment of Gratuity Act, 1972. Under the Act, every employee who has completed five years of service is entitled to specific benefit. The level of benefits provided depends on the employee’s length of service and salary at retirement age. Every employee who has completed five years or more of service gets a gratuity on departure at 15 days salary (last drawn) for each completed year of service as per the provisions of the Payment of Gratuity Act, 1972. The scheme is funded with an insurance Group.

(b) Provident Fund:

In accordance with the law, all employees of the Company are entitled to receive benefits under the provident fund. The Company has a defined contribution plan. Under the defined contribution plan, provident fund is contributed to the government administered provident fund. The Company has no further contractual nor any constructive obligation, other than the contribution payable to the provident fund.

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xii. Trade and other payables- Trade payables represent liabilities for goods and services provided to the Company and are unpaid at the reporting period. The amounts are unsecured and usually paid within time limits as contracted. Trade and other payables are presented as current liabilities unless the payment is not due within 12 months after the reporting period. They are recognised initially at their transactional value which represents the fair value and subsequently measured at amortised cost using the effective interest method wherever applicable.

xiii. Rendering of services- The Company applied IFRS 15 in accordance with the modified retrospective transition method. IFRS 15 considers whether a contract contains more than one distinct good or service. This is particularly relevant in the context of the Company’s tours offerings. The Company assessed that it provides a significant integration service within a tour, which provides combined output to the customer. Under IFRS 15, the company has concluded that a tour constitutes the delivery of one distinct performance obligation which is recognised when services of the single performance obligation are transferred to the customer. This mean revenue and corresponding cost of sales is recognised over the period when a customer is on tour.

In case of sale of airline tickets, hotel bookings, sale of rail, bus tickets, visa and insurance, the company act as an agent in the transaction under IFRS 15, the company recognize revenue only for the commission on the arrangement, as the supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the supplier to the customer.

Incentives from airlines are recognized when the performance thresholds under the incentive schemes are achieved or are probable to be achieved at the end of periods.

Revenue from hotel reservation is recognized as an agent on a net commission earned basis. The performance obligation is satisfied on the date of hotel booking.

Revenue from packages are accounted for on a gross basis as the Company controls the services before such services are transferred to the traveler and is determined to be the primary obligor in the arrangement. The Company recognises revenue from such packages on the date of completion of outbound and inbound tours and packages. Cost of delivering such services includes cost of hotels, airlines and package services and is disclosed as service cost.

Other services primarily include the income from sale of rail and bus tickets, income from insurance and cashbacks. Revenue from the sale of rail, bus tickets and insurance is recognized as an agent on a net commission earned basis on the date of booking of ticket. We act as an agent; accordingly, we recognize revenue only for our commission on the arrangement. Cashbacks are recognised as per the terms of the agreements with respective bankers.

xiv. Financial instruments- Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in the financial statement is determined on such a basis, leasing transactions and measurements that have some similarities to fair value but are not fair value, such as net realisable value in Inventories or value in use in Impairment of Assets.

The estimated fair value of the Company’s financial instruments is based on market prices and valuation techniques. Valuations are made with the objective to include relevant factors that market participants would consider in setting a price, and to apply accepted economic and financial methodologies for the pricing of financial instruments. References for less active markets are carefully reviewed to establish relevant and comparable data.

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xv. Contingent Liabilities- Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognised nor disclosed in the financial statements.

xvi. Earning per share (EPS)- Basic earnings per share is computed by dividing profit or loss attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the year. The Company did not have any potentially dilutive securities in any of the years presented.

xvii. Contract liabilities - A contract liability is the obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities, disclosed as deferred revenue, are recognized as revenue when the Group performs under the contract.

4	Standards and interpretations issued but not effective

The new standards, interpretations and amendments to Standards that are issued to the extent relevant to the Company, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these Standards, if applicable, when they become effective.

Amendments to IAS 1, “Presentation of Financial Statements” regarding classification of liabilities as current or non- current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current.

The amendments clarify;

● what is meant by a right to defer settlement;

● that a right to defer must exist at the end of the reporting period;

● that classification is unaffected by the likelihood that an entity will exercise its deferral right;

● that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification; and

● Disclosures

The amendment also clarified that if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants only at a date subsequent to the reporting period (“future covenants”), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period. The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively.

The amendment does not have any material impact on the financial statements.

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IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial statements”, a comprehensive new accounting standard which replaces existing IAS 1, “Presentation of Financial Statements”, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. New requirements of IFRS 18 include mandates to:

- present specified categories and defined subtotals in the statement of profit or loss and other comprehensive loss;

- provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; and

- improve aggregation and disaggregation of information in the financial statements.

This standard is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted, but will need to be disclosed. The Company is currently assessing the impact of adopting IFRS 18 on the financial statements.

Amendments to IFRS 9 and IFRS 7 for Classification and Measurement of financial instruments

On May 30, 2024, the IASB issued amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”, relating to the classification and measurement of financial instruments, which:

● clarify a financial liability is derecognized on the ‘settlement date’ - i.e., when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for de recognition. They also introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date, if certain conditions are met;

● clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”) linked features and other similar contingent features;

● clarify the treatment of non-recourse assets and contractually linked instruments; and

● require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income (FVTOCI).

The amendments are effective for annual periods starting on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company is currently assessing the impact of adopting IFRS 9 and IFRS 7 on these financial statements.

Amendments to IFRS 16, “Leases” regarding Lease Liability in a Sale and Leaseback

Lease Liability in a Sale and Leaseback -Amendments to IFRS 16 In September 2022, the IASB issued Amendments to IFRS 16, “Leases”, adding requirements on explaining the subsequent measurement of sale and leaseback transaction. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction. These amendments are effective for annual reporting periods beginning on or after January 1, 2024.

The amendments does not have any material impact on the financial statements.

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Amendments to IAS 7 “Statement of Cash Flows and IFRS 7 Financial Instruments” - Disclosures - Supplier Finance Arrangements

In May 2023 the IASB issued Supplier Finance Arrangements (‘the 2023 Amendments’), which amended IAS 7 to require an entity to provide additional disclosures about its supplier finance arrangements. The disclosure requirements in the amendments enhance the current requirements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments will be effective for annual reporting periods beginning on or after 1 January 2024.

The amendments does not have any material impact on the financial statements.

Amendment to IAS 21 “The Effects of Changes in Foreign Exchange Rates”

On August 15, 2023, IASB has issued amendments to IAS 21, “Lack of Exchangeability” that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025.

The amendments does not have any material impact on the financial statements, although early adoption is permitted.

5	Segment information

For management purposes, the Company is organized into lines of business (LOBs) based on its products and services and has three reportable segments as mentioned below. The LOBs offer different products and services, and are managed separately because the nature of products and/ or methods used to distribute the services are different. For each of these LOBs, the CODM reviews internal management reports for making decisions related to performance evaluation and resource allocation. The CODM uses Gross Margin, to assess segment profitability and in deciding how to allocate resources and in assessing performance. The Gross Margin is arrived at by reducing service costs, from the ‘Revenue as per IFRS - Rendering of services.’

The following summary describes the operations in each of the Company’s reportable segments:

1. Air Ticketing: Through internet, mobile based platform and call-centers, the Company provides the facility to book and service international and domestic air tickets to ultimate customers through B2C (Business to Consumer), Business to Enterprise (B2E) and B2B (Business to Business) channels.

2. Hotels and Packages: Through an internet and mobile based platform and call-centers, the Company provides holiday packages and hotel reservations. For internal reporting purpose, the revenue related to Airline Ticketing issued as a component of Company developed holiday package is assigned to Hotel and Package segment and is recorded on a gross basis. The hotel reservations form integral part of the holiday packages and, accordingly, is treated as one reportable segment due to similarities in the nature of services.

3. Other services primarily include the income from Meeting, Incentives, Conferences, & Exhibitions (“MICE”) sale of rail and bus tickets and miscellaneous income. The Other services do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these financial statements. However, management has considered this as the reportable segment and disclosed it separately, since the management believes that information about the segment would be useful to users of the financial statements.

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Information about Reportable Segments:

	Reportable segments
	Air Ticketing		Hotels and Packages		MICE & Other Services		Total
	March 31		March 31		March 31		March 31
Particulars	2023	2024	2023	2024	2023	2024	2023	2024
Revenue as per IFRS - Rendering of services	1,89,362	2,50,546	15,45,399	22,08,504	4,14,180	63,414	21,48,941	25,22,464
Service cost	-	-	14,04,979	20,31,455	3,48,892	1,129	17,53,871	20,32,584
Gross margin	1,89,362	2,50,546	1,40,420	1,77,049	65,288	62,285	3,95,070	4,89,880

Other income							3,049	5,143
Personnel expenses							(1,32,737)	(1,95,511)
Marketing and sales promotion expenses							(5,344)	(8,330)
Other operating expenses							(1,43,348)	(1,08,675)
Depreciation and amortization							(2,872)	(3,559)
Finance cost							(49,845)	(69,300)
Finance income							2,159	3,333
Profit before taxes							66,132	1,12,982
Tax expense							(22,651)	(29,660)
Profit for the year							43,481	83,321

Assets and liabilities are not identified to any reportable segments, since the Company uses them interchangeably across segments and, consequently, the Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities.

Reconciliation of Reportable Segments Revenue to the Company’s Total Revenue:

Particulars	March 31
	2023	2024
Revenue as per IFRS - Rendering of services	21,48,941	25,22,464
Total Revenue	21,48,941	25,22,464

Geographical Information:

Given that Company’s products and services are available to customers primarily in India, consequently, geographical location of customers is India.

Non-current assets are disclosed based on respective physical location of the assets

	Non current assets*
	March 31
	2023	2024
India	28,412	28,870
Others	-	-
Total	28,412	28,870

* Non-current assets presented above represent property, plant and equipment, right-of-use assets and intangible assets.

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Major Customers:

Following customer account for more than 10% or more of the Company’s revenues for the period ending March 31, 2023 and March 31, 2024:

Name of Customer	March 31
	2023	2024
Ultratech Cement Limited	3,76,312	6,31,633
	3,76,312	6,31,633

6	Fair value measurement

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the financial statements.

Fair values

The management assessed that the fair values of trade receivables, cash and cash equivalent, term deposits, trade payables, borrowings and other liabilities approximates their carrying amounts largely due to the short-term maturities of these instruments.

	Carrying value		Fair value
	As at March 31,	As at March 31,	As at March 31,	As at March 31,
	2023	2024	2023	2024
Financial assets
Assets carried at amortized cost
Trade and other receivables	7,67,124	9,15,783	7,67,124	9,15,783
Cash and cash equivalents	1,484	6,846	1,484	6,846
Term deposits	12,472	221	12,472	221
Other financial assets	7,008	6,791	7,008	6,791
Total	7,88,088	9,29,641	7,88,088	9,29,641
Financial liabilities
Liabilities carried at amortized cost
Trade and other payables	2,69,706	3,95,360	2,69,706	3,95,360
Borrowings	4,98,948	5,44,783	4,98,948	5,44,783
Lease Liabilities	278	-	278	-
Other liabilities	18,444	21,926	18,444	21,926
Total	7,87,376	9,62,069	7,87,376	9,62,069

Fair value hierarchy

The table below analysis financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

● Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

● Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

● Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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		March 31, 2023
	Level 1	Level 2	Level 3	Total
Assets carried at amortized cost and for which fair value is disclosed
Term deposits	-	12,472	-	12,472
Other financial assets	-	7,008	-	7,008
Total assets	-	19,480	-	19,480

Liabilities carried at amortized cost and for which fair value is disclosed
Borrowings	-	4,98,948	-	4,98,948
Lease Liabilities	-	278	-	278
Total Liabilities	-	4,99,226	-	4,99,226

		March 31, 2024
	Level 1	Level 2	Level 3	Total
Assets carried at amortized cost and for which fair value is disclosed
Term deposits	-	221	-	221
Other financial assets	-	6,791	-	6,791
Total assets	-	7,012	-	7,012

Liabilities carried at amortized cost and for which fair value is disclosed
Borrowings	-	5,44,783	-	5,44,783
Lease Liabilities	-	-	-	-
Total Liabilities	-	5,44,783	-	5,44,783

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring fair values at March 31, 2023 and March 31, 2024 as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Financial Instruments for which fair value is disclosed:
Borrowings	Discounted cash flows	Prevailing interest rate in market, future payouts.	-
Term deposits	Discounted cash flows	Prevailing interest rate to discount future cash flows	-
Other financial assets	Discounted cash flows	Prevailing interest rate to discount future cash flows	-
Lease Liabilities	Discounted cash flows	Prevailing interest rate to discount future cash flows	-
Other liabilities	Discounted cash flows	Prevailing interest rate to discount future cash flows	-

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7	Rendering of services

7.1	Disaggregation of revenue

In the following tables, revenue is disaggregated by product type

Revenue by Product types

	March 31,	March 31,
	2023	2024
Tours, Cargo and other services	19,25,212	22,21,167
Commission & Incentives	2,23,729	3,01,297
	21,48,941	25,22,464

Contract liabilities

A contract liability is the obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Contract liabilities primarily relate to the consideration received from customers for travel bookings in advance of the Group’s performance obligations which is classified as “advance from customers”

	March 31,	March 31,
	2023	2024
Advances from Customers (refer Note 33)	64,020	85,495
	64,020	85,495

8	Other income

	March 31,	March 31,
	2023	2024
Gain on sale of property, plant and equipment (net)	-	89
Miscellaneous income	3,049	5,054
Total	3,049	5,143

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9	Personnel expenses

	March 31,	March 31,
	2023	2024
Salaries, wages and other short term employee benefits	1,14,135	1,68,107
Contributions to defined contribution plans	6,967	9,373
Expenses related to defined benefit plans (refer to Note 31)	1,594	2,488
Employee welfare expenses	10,041	15,543
Total	1,32,737	1,95,511

10	Other operating expenses

	March 31,	March 31,
	2023	2024
Commission	23,535	28,926
Communication	3,924	5,021
Legal and professional fees	6,245	12,191
Sundry Balances Written Off (Net)	70,382	10
Duties and taxes	2,929	2,636
Rent	8,529	11,324
Repairs and maintenance	8,253	8,727
Travelling and conveyance	5,875	7,108
Insurance	2,191	4,682
Miscellaneous expenses	11,485	28,050
Total	1,43,348	1,08,675

11	Depreciation and amortization

	March 31,	March 31,
	2023	2024
Depreciation	2,304	2,669
Amortization	303	647
Depreciation on right of use assets	265	243
Total	2,872	3,559

12	Finance income

	March 31,	March 31,
	2023	2024
Interest income on :
- Bank deposits recognised at amortised cost	2,159	776
- Others	-	2,557
Total	2,159	3,333

13	Finance cost

	March 31,	March 31,
	2023	2024
Bank charges	4,667	8,315
Interest on borrowings recognised at amortised cost	40,780	47,322
Interest on lease liabilities	39	13
Others	4,359	13,650
Total	49,845	69,300

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14	Income taxes

Profit for the year before income taxes are as follows:

	March 31,	March 31,
	2023	2024
Domestic	66,132	1,12,981
Foreign operations	-	-
Total	66,132	1,12,981

The major components of income tax expense for the year ended March 31, 2024 are:

	March 31,	March 31,
	2023	2024
Current year	-	24,910
Current income tax expenses	-	24,910

Origination and reversal of temporary differences	22,651	4,750
Current year losses for which deferred tax is recognised	-	-
Deferred tax (benefit)/ expense	22,651	4,750
Total income tax expenses as reported in statement of profit or loss	22,651	29,660

Reconciliation of tax expense and accounting profit multiplied by tax rate of jurisdiction in which the Company operates:

	March 31,	March 31,
	2023	2024
Profit for the year	43,481	83,321
Income tax expense/(reversal)*	22,651	29,660
Profit before income taxes	66,132	1,12,981
Expected tax expense at statutory income tax rate#	18,398	28,435
Non-deductible expenses	1,242	1,483
Recognition of previously unrecognised temporary differences	-	-
Utilization of previously unrecognised tax losses	(19,640)	(5,008)
Income Tax (write back)/charge in respect of earlier years	2,950	-
Reversal of deferred tax assets recognised in earlier years	15,723	6,039
Change in unrecognised temporary differences	3,611	(1,774)
Effect of change in tax rate	-	-
Others	367	485
	22,651	29,660

#The domicile of the Company is India wherein the applicable tax rate is 25.17%. (March 31, 2023 - 27.82%)

25

15	Earning per share

Basic earning per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted earning per share amounts are calculated by dividing the net profit attributable to ordinary equity holders (after adjusting for loss attributable to convertible Swap shares of non controlling interest) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic earning per share computations:

	March 31,	March 31,
	2023	2024
Profit attributable to ordinary shareholders – Basic	43,481	83,321
Weighted average number of ordinary shares outstanding used in computing basic earning per share	47,87,650	47,87,650
Basic earning per share	9.08	17.40

The following reflects the income and share data used in the diluted earning per share computations:

	March 31,	March 31,
	2023	2024
Profit attributable to ordinary shareholders-Dilutive	43,481	83,321
Weighted average number of ordinary shares outstanding used in computing diluted earning per share	47,87,650	47,87,650
Diluted earning per share	9.08	17.40

26

16	Property, plant and equipment

	Office Building	Plant & machinery	Furniture and Fixtures	Vehicles	Office Equipment	Computer	Air Conditioning Machines	Total
Gross block
At April 1, 2022	25,000	489	6,242	1,970	3,683	10,312	1,836	49,532
Additions	-	-	276	-	673	3,463	31	4,443
Disposals/adjustment	-	-	-	-	-	-	-	-
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-	-
At March 31, 2023	25,000	489	6,518	1,970	4,356	13,775	1,867	53,975
Additions	-	-	343	-	258	2,250	34	2,885
Disposals/adjustment	-	-	52	-	-	-	-	52
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-	-
At March 31, 2024	25,000	489	6,809	1,970	4,614	16,025	1,901	56,808

Depreciation
At April 1, 2022	4,073	489	5,884	1,894	3,100	8,925	1,519	25,884
Charge for the year	396	-	161	12	313	1,362	60	2,304
Disposals/adjustment	-	-	-	-	-	-	-	-
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-	-
At March 31, 2023	4,469	489	6,045	1,906	3,413	10,287	1,579	28,188
Charge for the year	397	-	114	12	273	1,816	57	2,669
Disposals/adjustment	-	-	40	-	-	-	-	40
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-	-
At March 31, 2024	4,866	489	6,119	1,918	3,686	12,103	1,636	30,817

Net block
At April 1, 2022	20,927	-	358	76	583	1,387	317	23,648
At March 31, 2023	20,531	-	473	64	943	3,488	288	25,787
At March 31, 2024	20,134	-	690	52	928	3,922	265	25,991

The company has not revalued the Property Plant and Equipments during current and immediately preceding financial year

The Company has performed an assessment of its property plant and equipment for possible triggering events or circumstances for an indication of impairment and has concluded that there were no triggering events or circumstances that would indicate the property plant and equipment are impaired.

17	Right-of-use Assets

	March 31,	March 31,
	2023	2024
Right of use assets recognised	508	243
Depreciation on above	265	243
	243	-

27

18	Intangible assets

	Computer Software	Online Portal Website Development	Total
Gross block
At April 1, 2022	3,137	1,919	5,056
Additions	185	1,289	1,474
Disposals/adjustment	-	-	-
Effects of movements in foreign exchange rates	-	-	-
At March 31, 2023	3,322	3,208	6,530
Additions	1,144	-	1,144
Disposals/adjustment	-	-	-
Effects of movements in foreign exchange rates	-	-	-
At March 31, 2024	4,466	3,208	7,674

Amortization and Impairment
At April 1, 2022	2,022	1,823	3,845
Charge for the year	296	7	303
Disposals	-	-	-
Effects of movements in foreign exchange rates	-	-	-
At March 31, 2023	2,318	1,830	4,148
Charge for the year	369	278	647
Disposals	-	-	-
Effects of movements in foreign exchange rates	-	-	-
At March 31, 2024	2,687	2,108	4,795

Net block
At April 1, 2022	1,115	96	1,211
At March 31, 2023	1,004	1,378	2,382
At March 31, 2024	1,779	1,100	2,879

The Company has performed an assessment of its Intangible Assets and Online Portal Website Development for possible triggering events or circumstances for an indication of impairment and has concluded that there were no triggering events or circumstances that would indicate the Intangible Assets are impaired.

28

Globe All India Services Limited

Notes to the special purpose financial statements for the year ended March 31, 2024

(Amount in thousands, except per share data and number of shares)

19	Prepayments and other assets

	March 31,	March 31,
	2023	2024
Current
Advance to vendors*	92,703	2,04,684
Advance to airlines	24,801	65,339
Balance with statutory authorities	6,173	16,628
Prepaid expenses	5,136	6,004
Due from employees	8,087	4,872
Total	1,36,900	2,97,527

*Provision made against advances: March 31, 2024 - Rs. Nil, March 31, 2023 - Rs. Nil

Non-current
Prepaid expenses	314	2,945
	314	2,945

20	Other financial assets, Non-current

	March 31,	March 31,
	2023	2024
Security deposits*	3,591	2,928
Others	-	446
Total	3,591	3,374

*Security deposit represents fair value at initial recognition of amount paid to landlord for the leased premises and earnest money deposit made for tender filing. Subsequently, such amounts are measured at amortised cost.

21	Deferred Tax

Unrecognised Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items :

	March 31,	March 31,
Particulars	2023	2024
Deductible temporary differences	6,757	2,492
Tax loss carry forward and unabsorbed depreciation	-	-
Total	6,757	2,492

Recognised Deferred Tax Assets and Liabilities

	March 31,	March 31,
	2023	2024
Deferred tax assets are attributable to the following -
Employee benefits	1,860	4,166
Minimum alternate tax recoverable	-	-
Unutilise business losses	6,039	-
Deferred tax asset	7,899	4,166
OCI gratuity	-	-
Total deferred tax asset (A)	7,899	4,166

Deferred tax liabilities are attributable to the following -
Property, plant and equipment, intangible assets, and ROU assets	(1,142)	(1,674)
Total deferred tax liability (B)	(1,142)	(1,674)
Net deferred tax asset (A-B)	6,757	2,492

29

22	Inventories

	March 31,	March 31,
	2023	2024
Finished Goods	62	-
Total	62	-

23	Trade and other receivables

	March 31,	March 31,
	2023	2024
Trade receivables (net of allowance)	7,53,189	9,10,687
Receivable from related parties (refer note 40)	13,935	5,096
Total	7,67,124	9,15,783

A trade receivable is a right to consideration that is unconditional and receivable over passage of time. Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days.

A trade receivable is a right to consideration that is unconditional upon passage of time. The trade receivables primarily consist of amounts receivable from airline’s, hotels, corporate’s and retail customers pertaining to the transaction value and are non-interest bearing. The Company’s exposure to credit risk is disclosed in Note 38.

24	Other financial assets, current

	March 31,	March 31,
	2023	2024
Security deposits	3,417	3,417
Total	3,417	3,417

*Security deposit represents current portion of fair value at initial recognition of amount paid to landlord for the leased premises and earnest money deposit made for tender filing. Subsequently, such amounts are measured at amortised cost.

25	Term deposits

	March 31,	March 31,
	2023	2024
Fixed deposits with banks	12,472	221
Total	12,472	221
Non-current	-	-
Current	12,472	221
Total	12,472	221

Tenure for term deposits are less than one year. There are no term deposits under lien.

30

26	Cash and cash equivalents

	March 31,	March 31,
	2023	2024
Cash on hand	1,069	599
Balances with bank	415	6,247
Total	1,484	6,846

27	Equity share capital and share premium

	March 31,	March 31,
	2023	2024
Authorized shares	Numbers of Shares	Numbers of Shares
Ordinary shares of INR 10 each	50,00,000	50,00,000
	50,00,000	50,00,000

There is no change in the authorized share capital of the Company during the financial year ending March 31, 2024, March 31, 2023.

A reconciliation of the shares outstanding at the beginning and end of the year is presented below:

Ordinary shares

	Numbers of Shares	Share Capital	Share Premium
Balance as at April 1, 2022	47,87,650	47,877	1,46,885
Issue of ordinary shares	-	-	-
Balance as at March 31, 2023	47,87,650	47,877	1,46,885
Issue of ordinary shares	-	-	-
Balance as at March 31, 2024	47,87,650	47,877	1,46,885

The Company has following classes of shares outstanding as follows:

		Number of shares as at
Class of shares	Nominal value	March 31, 2023	March 31, 2024
Ordinary shares	INR 10	47,87,650	47,87,650

Terms and Right attached to Ordinary Shares:-

The Company has one class of equity shares having a par value of ₹ 10/- per share. Each shareholder is eligible for one vote per share held. The dividend,if any, proposed by the Board of Director is subject to the approval of the shareholders in the ensuing Annual General meeting. In the event of liquidation, the equity shareholders are eligible to receive the remaining assets of the Company after distribution of all preferential amount, in proportion to their shareholding.

31

28	Components of Other Comprehensive Loss

The following table summarizes the changes in the accumulated balance for each component of accumulated other comprehensive loss attributable to the Company.

	March 31,	March 31,
	2023	2024
Actuarial (loss)/ gain on defined benefit plan:
Actuarial (loss)/ gain on obligation	(1,317)	(1,932)
Income tax expense	366	486
Total	(951)	(1,446)

29	Borrowings

		March 31,	March 31,
	Term	2023	2024
Current
Secured
Cash Credit	Less than 1 year	1,00,941	153
Working Capital Demand / Short Term Loans	Less than 1 year	3,31,360	2,40,170

Unsecured
Repayable on demand :
From Related Parties	Less than 1 year	-	41,603
Total		4,32,301	2,81,926

Non-Current
Secured		-	-
Working Capital Term Loan / GECL	More than 1 year	66,647	2,62,857
Total		66,647	2,62,857

				Carrying amount
Particulars	Currency	Interest Rate	Year of Maturity	March 31,	March 31,
				2023	2024
Working Capital term Loan	INR	7.50 to 9.25	2024-2028	66,647	2,62,857
Working Capital demand Loan	INR	9.25 to 9.95	On demand	3,31,360	2,40,170
Cash Credit	INR	9.60 to 11.00	On demand	1,00,941	153
Loan from related parties	INR	14.00	On demand	-	41,603
				4,98,948	5,44,783

32

Cash Credit, Working Capital Demand Loans/ Short term Loans/ GECL from banks are secured by first pari-passu charge on current assets of the Company, both present and future, subject to prior charges in favour of banks created / to be created in respect of any existing / future financial assistance / accommodation which has been / may be obtained by the Company. It is further secured by the corporate guarantee of Riddhi Portfolio Private Limited.

Collateral Security :

Secured by equitable mortgage of free hold property at 8, Ho-Chi-Minh Sarani, Kolkata - 700071.

30	Lease Liabilities

	March 31,	March 31,
	2023	2024
Non-current
Lease Liability	-	-
	-	-
Current
Lease Liability
	278	-
	278	-

31	Employment benefit plan

	March 31,	March 31,
	2023	2024
Defined benefit obligation	3,503	6,676
Liability for compensated absences	4,967	8,209
Total liability	8,470	14,885

The Company’s gratuity scheme for its employees in India, is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salary and the years of employment with the Company. The benefit plan is partially funded. The following table sets out the disclosure in respect of the defined benefit plan.

Movement in obligation

	March 31,	March 31,
	2023	2024
Present value of obligation at beginning of year	7,550	9,942
Interest cost	551	746
Current service cost	1,481	2,225
Actuarial loss on obligation
-economic assumptions	(221)	435
-demographic assumptions	-	-
-experience assumptions	1,538	1,512
Benefits paid	(957)	(1,247)
Present value of obligation at closing of year	9,942	13,613

33

Movement in plan assets*

	March 31,	March 31,
	2023	2024
Fair value of plan assets at beginning of the year	6,439	6,937
Employer contributions	-	-
Benefits paid	-	-
Earning on assets	483	250
Actuarial (gain)/loss on plan assets	15	11
Foreign currency adjustment	-	-
Fair value of plan assets at end of the year	6,937	7,198

*plan assets represents Funds managed by Insurer.

Funded liability

	March 31,	March 31,
	2023	2024
Current		-
Non-current	3,503	6,676
Unfunded liability recognized in statement of financial position	3,503	6,676

Components of cost recognized in profit or loss

	March 31,	March 31,
	2023	2024
Current service cost	1,481	2,225
Net interest cost	67	496
	1,549	2,722

Amount recognised in other comprehensive income

	March 31,	March 31,
	2023	2024
Actuarial loss/ (gain) on obligation*	1,317	1,932

* Refer note 28 for the movement during the year.

The principal actuarial assumptions used for estimating the Company’s defined benefit obligations are set out below:

	March 31,	March 31,
	2023	2024
Discount rate	7.20%	6.96%
Future salary increase	5.00%	5.00%
Mortality table	IALM* (2012-14) Ultimate
Withdrawal rate (%)	2.00%	2.00%

*Indian Assured Lives Mortality (2012-14) Ultimate represents published mortality table used for mortality assumption.

34

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	March 31,	March 31,
	2023	2024
a) Impact of the change in discount rate
a) Impact due to increase of 1.00%	8,886	12,198
b) Impact due to decrease of 1.00%	11,182	15,274

b) Impact of the change in salary increase
a) Impact due to increase of 1.00%	11,200	15,295
b) Impact due to decrease of 1.00%	8,853	12,158

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period. These analysis are based on a change in a significant assumption, keeping all other assumptions constant and may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

The following payments are expected contributions to the defined benefit plan in future years:

	March 31,	March 31,
	2023	2024
Year 1	298	383
Year 2-5	1,962	3,007
Year 6-10	5,019	7,414
Above 10	20,569	25,231
Total expected payments	27,848	36,034

CODE ON SOCIAL SECURITY, 2020

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified and the final rules/interpretation have not yet been issued. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

35

32	Trade and other payables

	March 31,	March 31,
	2023	2024
Trade payables	2,60,698	3,92,905
Accrued expenses	9,008	2,455
Total	2,69,706	3,95,360
Current	2,69,706	3,95,360
Non-current	-	-
Total	2,69,706	3,95,360

For explanations on the Group’s liquidity risk management processes, refer to Note 38

33	Contract liabilities

	March 31,	March 31,
	2023	2024
Advances from Customers*	64,020	85,495
	64,020	85,495

* Advances from customers primarily consist of amounts for future bookings of Airline tickets, Hotel bookings, Packages and freight forwarding services.

34	Other financial liabilities

	March 31,	March 31,
	2023	2024
Current
Due to employees	18,444	21,926
Total	18,444	21,926

35	Other current liabilities

	March 31,	March 31,
	2023	2024
Statutory liabilities	25,167	30,569
Total	25,167	30,569

36	Leases

The Company has lease contracts for buildings used in its operations. Leases of buildings generally have lease terms between 3 and 4 years. The Company’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Company is restricted from assigning and subleasing the leased assets. There are several lease contracts that include extension and termination options and variable lease payments. The Company also has certain leases of buildings with lease terms of 12 months or less. The Company applies the ‘short term leases’ recognition exemptions for these leases.

Set out below are the carrying amounts of right-of-use assets recognized and the movement during the year;

	Office Building	Total
Balance as on April 1, 2022	508	508
Additions	-	-
Deletions	-	-
Depreciation (Refer Note 11)	265	265
Effects of movements in foreign exchange rates	-	-
Balance as on March 31, 2023	243	243
Additions	-	-
Deletions	-	-
Depreciation (Refer Note 11)	243	243
Effects of movements in foreign exchange rates	-	-
Balance as on March 31, 2024	(0)	(0)

36

The following are the amounts recognised in profit or loss:

	March 31,	March 31,
	2023	2024
Depreciation expense of right-of-use asset (Refer note 11)	265	243
Interest expense on lease liabilities (Refer note 13)	39	13
Expense relating to short-term leases (Refer note 10)	953	2,818
	1,257	3,074

Lease commitments are the future cash out flows from the lease contracts which are not recorded in the measurement of lease liabilities. These include potential future payments related to leases of low value assets and leases with term less than twelve months.

	March 31,	March 31,
	2023	2024
Less than one year	292	-
One to five years	-	-
More than five years	-	-
	292	-

Some property leases contain extension options exercisable by the Company from 11 months to 33 months after the end of the non-cancellable contract period. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

37	Commitment and contingencies

a)	Lease commitments:

Lease commitments are the future cash out flows from the lease contracts which are not recorded in the measurement of lease liabilities. These include potential future payments related to leases of low value assets and leases with term less than twelve months.

	March 31,	March 31,
Particulars	2023	2024
Not Later than one year	8,529	11,324

37

b)	Contingent liabilities

	March 31,	March 31,
Particulars	2023	2024
i. Show cause cum demand notice DRC_07 from Goods and Service Tax Department, Delhi, levying demand towards disallowance of ITC of cancelled dealer availed by the Company during the period from July 2017 to March, 2018. The company has filed an appeal against this and the same is pending for disposal before the Sales Tax Officer Class II, Delhi.	-	126
ii. Show cause cum demand notices from Goods and Service Tax Department, Malkajgiri, Hyderabad, levying demand towards declaration of incorrect tax liability while filing GSTR-9 by the Company for the F.Y. 2019-20. The company has filed a reply against the SCN and the hearing is pending. The company will take further course of action, if required. The case is pending for disposal before the Assistant Commissioner ST, Hyderabad.	-	1,319
iii. Show cause cum demand notices from Goods and Service Tax Department, Hyderabad, levying demand towards under declaration of taxes by the Company during the F.Y. 2018-19. The case has been disposed by the Authority on 30.04.2024 via Ref. No. ZD3604240831398 dated 30/04/2024.	-	483
iv. Show cause cum demand notices from Goods and Service Tax Department, Chennai, levying demand towards taxes on services rendered by the company during the period from April, 2016 to June, 2017. The company is desirous of filing appeal against this to the Egmore Division, Chennai North Commissionerate.	-	3,618
v. Bank Guarantee issued by ICICI Bank Ltd. on behalf of the company.	-	46,000
vi. Bank Guarantee issued by IndusInd Bank Ltd. on behalf of the company.	-	1,21,666

38	Financial risk management, objective and policies

The Company’s activities are exposed to variety of financial risk: credit risk, liquidity risk and foreign currency risk. The Company’s senior management oversees the management of these risks. The Company’s senior management ensures that the Company’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk objectives. The Company reviews and agrees on policies for managing each of these risks which are summarized below:

The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	March 31,	March 31,
	2023	2024
Trade and other receivables	7,67,124	9,15,783
Other financial assets	7,008	6,791
Cash and cash equivalents (except cash in hand)	415	6,247
Total	7,74,547	9,28,821

38

a)	Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) including deposits with banks and financial institutions and other receivables and deposits, foreign exchange transactions and other financial instruments.

Trade receivables

Customer credit risk is managed by the Company’s established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored and reconciled. Based on historical trend, industry practice and the business environment in which the company operates, an impairment analysis is performed at each reporting date for trade receivables. Based on above, the company does not except any credit loss.

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	March 31,	March 31,
	2023	2024
Balance at the beginning of the year	22,500	-
Provisions accrued during the year	-	-
Amount written off during the year	(22,500)	-
Provision moved to allowance for doubtful other financial assets	-	-
Effect of movement in Exchange rate	-	-
Balance at the end of the year	-	-

Allowances for doubtful debts mainly represent amounts due from airlines, hotels and customers. Based on historical experience, the Company believes that no impairment allowance is necessary, except for as disclosed in Note 23, in respect of trade receivables.

b)	Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at reasonable price. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of credit facilities to meet obligations when due. The Company’s treasury team is responsible for liquidity, funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s liquidity position through rolling forecasts on the basis of expected cash flows.

The following tables set forth Company’s financial liabilities based on expected and undiscounted amounts as at March 31, 2023 and 2024

As at March 31, 2023	Carrying Amount	Contractual Cash Flows*	Within 1 year	1 -5 Years	More than 5 years
Borrowings	4,98,948	4,98,948	4,32,301	66,647	-
Unsecured loan	-	-	-	-	-
Trade and other payables	2,69,706	2,69,706	2,65,820	3,886	-
Lease Liabilities	278	278	278	-	-
Other financial liabilities	18,444	18,444	18,444	-	-
Total	7,87,377	7,87,377	7,16,843	70,534	-

As at March 31, 2024	Carrying Amount	Contractual Cash Flows *	Within 1 year	1 -5 Years	More than 5 years
Borrowings	5,03,180	5,03,180	2,81,926	2,21,254	-
Unsecured loan	41,603	41,603	41,603	-	-
Trade and other payables	3,95,360	3,95,360	3,95,360	-	-
Lease Liabilities	-	-	-	-	-
Other financial liabilities	21,926	21,926	21,926	-	-
Total	9,62,069	9,62,069	7,40,815	2,21,254	-

*Represents Undiscounted cash flows of interest and principal

Based on the past performance and current expectations, the Company believes that the cash and cash equivalent and cash generated from operations will satisfy the working capital needs, funding of operational losses, capital expenditure, commitments and other liquidity requirements associated with its existing operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with any other person that are reasonably likely to materially affect or the availability of the requirement of capital resources.

c)	Foreign currency risk

Foreign currency Risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The company has no major exposure to foreign exchange risk.

The Company currently does not have any hedging agreements or similar arrangements with any counter-party to cover its exposure to any fluctuations in foreign exchange rates.

39

Globe All India Services Limited

Notes to the special purpose financial statements for the year ended March 31, 2024

(Amount in thousands, except per share data and number of shares)

39	Capital management

For the purpose of the Company’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise the shareholder’s value.

In order to achieve this overall objective, the Company’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to its interest-bearing loans and borrowings that form part of its capital structure requirements. Breaches in the financial covenants would permit the lender to immediately call interest-bearing loans and borrowings.

There have been no breaches of the financial covenants of any interest-bearing loans and borrowing in the current period.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the year ended March 31, 2023 and March 31, 2024.

	March 31,	March 31,
	2023	2024
Borrowings (Note 29)	4,98,948	5,44,783
Less :cash and cash equivalents (Note 26)	(1,484)	(6,846)
Net debt	4,97,464	5,37,937

Equity	1,06,306	1,88,181
Total Equity	1,06,306	1,88,181

Gearing ratio (Net debt / total equity + net debt)	82.39%	74.08%

40	Related party disclosures

Related parties and nature of related party relationship where transactions have taken place.

Nature of relationship	Name of related party

Entities having significant influence	Yatra Online Limited (Parent Company w.e.f. September 11, 2024)
Ramkrishna Forgings Limited (Parent Company Upto September 10, 2024)

Key Management Personnel	Mr. Dhruv Shringi (Co-founder, CEO and Director of Yatra Online Limited)
Mr. Rohan Mittal (Chief Financial Officer of Yatra Online Limited)
Mr. Kaushik Ghosh (Whole-time Director) (w.e.f. May 25, 2024)
Mr. Anup Wadhwan (Additional Director w.e.f. September 11, 2024)
Mr. Sabina Chopra (Additional Director w.e.f. September 11, 2024)
Mr. Manish Amin (Additional Director w.e.f. September 11, 2024)
Mr. Mahabir Prasad Jalan (Director upto January 9, 2024)
Mr. Naresh Jalan (Director upto September 10, 2024)
Mr. Chaitanya Jalan (Director upto September 10, 2024)
Mrs. Radhika Jalan (Director upto September 10, 2024)
Mr. Lalit Kumar Khetan (Director upto September 10, 2024)
Mr. Vinay Agarwal (Chief Financial Officer upto June 24, 2024)

Group Companies of entities having significant influence	Travel.Co.In Private Limited (Wholly owned subsidiary of Yatra Online Limited)*
TSI Yatra Private Limited (Wholly owned subsidiary of Yatra Online Limited)*
Yatra Corporate Hotel Solutions Private Limited (Wholly owned subsidiary of Yatra Online Limited)*
Yatra For Business Pvt. Ltd. (Wholly owned subsidiary of Yatra Online Limited)*
Yatra Hotel Solutions Private Limited (Wholly owned subsidiary of Yatra Online Limited)*
Yatra Online Freight Services Private Limited (Wholly owned subsidiary of Yatra Online Limited)*
Yatra TG Stays Private Limited (Wholly owned subsidiary of Yatra Online Limited)*
Adventure and Nature Network (P) Ltd (Subsidiary of Yatra Online Limited)*
Yatra USA LLC (Fellow Subsidiary of Yatra Online Limited)*
Riddhi Portfolio Pvt. Ltd. (upto September 10, 2024)
ACIL Ltd. (upto September 10, 2024)
JMT Auto Limited (upto September 10, 2024)
Mal Metalliks Pvt Ltd (upto September 10, 2024)
Multitech Auto Pvt Ltd (upto September 10, 2024)
Ramkrishna Titagarh Rail Wheel Ltd. (upto September 10, 2024)
Ramkrishna Aeronautics Private Limited (upto September 10, 2024)
Ramkrishna Foundation (upto September 10, 2024)

*These parties became related parties subsequent to acquisition of Company by Yatra. They were not related parties during the year ended March 31, 2024. Accordingly, disclosure of transactions with these parties are not required in these financial statements.

40

During the period, the Company entered into the following transactions, in the ordinary course of business on an arm’s length basis, with related parties:

	March 31,
	2023	2024
Entities having significant influence
Rendering of services	2,96,779	34,293
Others	3,312	10,076

Group Companies of entities having significant influence
Rendering of services	-	4,693
Interest Expense	2,239	10,474
Loan Taken	16,407	5,20,000
Loan Repaid	1,59,407	4,86,000
Interest Income	483	-
Loan Given	87,000	-
Loan Repaid	87,000	-

March 31,
Balances as at (net of allowances)	2024
Trade receivable	5,096
Other financial liabilities	952

Entities having significant influence
Unsecured loan	34,000
Interest accrued	7,603

Compensation of key management personnel of the Company

	March 31,
	2023	2024

Short-term employee benefits	675	1,382
Contributions to defined contribution plans	72	144
Directors Sitting fee’s	-	-
Directors Remuneration	833	8,298
Share based payment	-	-
Total compensation paid to key management personnel	1,580	9,824

Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Company’s as a whole.

The amount disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

41

41	Effect of IFRS Adoption on the Balance Sheet as on March 31, 2023; March 31, 2024

		March 31, 2023			March 31, 2024
	Notes	As per Ind AS	Effect of Transition to IFRS	As per IFRS	As per Ind AS	Effect of Transition to IFRS	As per IFRS
Assets
Non-current assets
Property, plant and equipment		25,787	-	25,787	25,991	-	25,991
Right-of-use assets		243	-	243	-	-	-
Intangible assets		2,382	-	2,382	2,879	-	2,879
Prepayments and other assets		314	-	314	2,945	-	2,945
Other financial assets		3,591	-	3,591	3,374	-	3,374
Deferred tax assets		6,757	-	6,757	2,492	-	2,492
Total non-current assets		39,074	-	39,074	37,681	-	37,681

Current assets
Inventories		62	-	62	-	-	-
Trade and other receivables		7,67,124	-	7,67,124	9,15,783	-	9,15,783
Prepayments and other assets		1,36,900	-	1,36,900	2,97,527	-	2,97,527
Income tax recoverable		30,806	-	30,806	19,724	-	19,724
Other current financial assets		3,417	-	3,417	3,417	-	3,417
Term deposits		12,472	-	12,472	221	-	221
Cash and cash equivalents		1,484	-	1,484	6,846	-	6,846
Total current assets		9,52,265	-	9,52,265	12,43,518	-	12,43,518
Total assets		9,91,339	-	9,91,339	12,81,199	-	12,81,199

Equity and liabilities
Equity
Share capital		47,877	-	47,877	47,877		47,877
Share premium	41A	-	1,46,885	1,46,885	-	1,46,885	1,46,885
Accumulated deficit	41A	58,429	(1,46,885)	(88,456)	1,40,304	(1,46,886)	(6,581)
Foreign currency translation reserve		-	-	-	-	-	-
Total equity		1,06,306	-	1,06,306	1,88,181	-	1,88,181

Non-current liabilities
Borrowings		66,647	-	66,647	2,62,857	-	2,62,857
Lease liabilities		-	-	-	-	-	-
Employee benefits		8,470	-165	8,305	14,621	-	14,621
Total non-current liabilities		75,117	-165	74,952	2,77,478	-	2,77,478

Current liabilities
Borrowings		4,32,301	-	4,32,301	2,81,926	-	2,81,926
Trade and other payables	41A	2,60,698	9,008	2,69,706	3,92,905	2,455	3,95,360
Employee benefits		-	165	165	264	-	264
Other taxes payable		-	-	-	-	-	-
Income taxes payable		-	-	-	-	-	-
Contract liabilities		64,020	-	64,020	85,494	1	85,495
Lease liabilities		278	-	278	-	-	-
Other financial liabilities	41A	27,452	(9,008)	18,444	24,381	(2,455)	21,926
Other current liabilities		25,167	-	25,167	30,569	-	30,569
Total current liabilities		8,09,916	165	8,10,081	8,15,540	-	8,15,540
Total liabilities		8,85,033	-	8,85,033	10,93,018	-	10,93,018
Total equity and liabilities		9,91,339	-	9,91,339	12,81,199	-	12,81,199

40A	Notes to the reconciliation of the Balance Sheet as per local GAAP to IFRS

a	Share premium and accumulated deficit

Share premium has been reclassified from accumulated deficit and disclosed separately.

b	Employee benefits
Regrouping into current and non-current

c	Other financial liabilities and Trade and Other Payables

Accrued expense of Rs.15,56,834 reclassified from Other Financial Liabilities to Trade and Other Payables

42

42	Effect of IFRS Adoption on the Statement of profit & loss for the year ending March 31, 2023 and March 31, 2024

		March 31, 2023			March 31, 2024
	Notes	As per Ind AS	Effect of Transition to IFRS	As per IFRS	As per Ind AS	Effect of Transition to IFRS	As per IFRS
Revenue
Rendering of services		21,42,650	6,291	21,48,941	25,03,381	19,083	25,22,464
Other revenue		-	-	-	-	-	-
Total revenue		21,42,650	6,291	21,48,941	25,03,381	19,083	25,22,464

Other income	42A	5,207	(2,158)	3,049	8,476	(3,333)	5,143
		-			-
Service cost		17,53,871	-	17,53,871	20,32,584	-	20,32,584
Personnel expenses	42A	1,34,094	(1,357)	1,32,737	1,93,811	1,700	1,95,511
Marketing and sales promotion expenses	42A	-	5,344	5,344	-	8,330	8,330
Other operating expenses	42A	1,45,710	(2,362)	1,43,348	1,07,936	739	1,08,675
Depreciation and amortization		2,872	-	2,872	3,559	-	3,559
Results from operations		1,11,310	2,508	1,13,818	1,73,967	4,981	1,78,948

Finance income	42A	-	2,159	2,159	-	3,333	3,333
Finance cost	42A	45,178	4,667	49,845	60,986	8,314	69,300
Profit before exceptional items and taxes		66,132	-	66,132	1,12,981	-	1,12,981
Exceptional items		-	-	-	-	-	-
Profit before taxes		66,132	-	66,132	1,12,981	-	1,12,981
Tax expense		(22,651)	-	(22,651)	(29,660)	-	(29,660)
Profit for the year		43,481	-	43,481	83,321	-	83,321

Other comprehensive income/(loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement loss on defined benefit plan		(951)	-	(951)	(1,446)	-	(1,446)

Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences (loss)/gain		-	-	-	-	-	-
Other comprehensive income for the period, net of tax		(951)	-	(951)	(1,446)	-	(1,446)
Total comprehensive income for the period, net of tax		42,530	-	42,530	81,875	-	81,875

Earnings per share
Basic		9.08	-	9.08	17.40	-	17.40
Diluted		9.08	-	9.08	17.40	-	17.40
				-
Weighted average number of shares				-
Basic		47,87,650	-	47,87,650	47,87,650	-	47,87,650
Diluted		47,87,650	-	47,87,650	47,87,650	-	47,87,650

43

42A	Notes to the reconciliation of total comprehensive income as per local GAAP to IFRS

a	Revenue

Discount to agents has been reclassified to other expenses

b	Other income

Interest on term deposits shown separately under finance income head to confirm compliance with IFRS reporting

c	Personnel expenses

1. Director remuneration of Rs.63,82,486 reclassified from other expense to personnel expenses

2. Employee Mediclaim Insurance of Rs.46,82,318 reclassified from personnel expense to other expense, to confirm compliance with IFRS reporting

d	Marketing and sales promotion expenses

Business promotion expense of Rs.51,30,991 and Advertisement expense of Rs.2,13,068 reclassified from other expense to Marketing and sales promotion expense to confirm compliance with IFRS reporting

e	Other operating expenses

As per the re-grouping defined in point a, b, c, d and g to confirm compliance with IFRS reporting

f	Finance income

Interest on term deposits shown separately under finance income head to confirm compliance with IFRS reporting

g	Finance cost

Bank charges of Rs.46,66,886 reclassified from other expenses to finance cost to confirm compliance with IFRS reporting

43	Events after the reporting period

There are no material adjusting events which are required to be given effect in the financial statements for the year ended March 31, 2024.

44